SIPP International Industries, Inc.	50 West Liberty Street Suite 880 Reno, NV 89501

December 13, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles

Ernest Greene

Thomas Jones

Geoff Kruczek

Re:	SIPP International Industries, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed November 11, 2023

File No. 333-271830

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended SIPP International Industries, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No.333-271830), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on December 15, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Matthew McMurdo, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) The Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Matthew McMurdo at (917) 318-2865. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Matthew McMurdo at matt@nannaronelaw.com.

Very truly yours,

/s/ Min Jiang
Min Jiang